Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
ReShape Lifesciences Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333‑211940, 333‑196646, 333‑184181, 333‑176174, 333‑171244, 333‑159592, and 333‑149662 on Form S‑8 and Registration Statement Nos. 333-225083, 333‑205353, 333‑195855, 333‑183313, 333‑171944, 333‑170503, 333‑171052, 333‑166011, 333‑158516 and 333-216600 on Form S‑3 of ReShape Lifesciences Inc. of our report dated March 1,  2019, with respect to the statement of assets acquired and liabilities assumed and the related statement of net revenues and direct expenses as of and for the nine months ended September 30, 2018 of the LAP-BAND® Business of ReShape Lifesciences Inc.,  and the related notes, which report appears in the Form 8‑K/A of ReShape Lifesciences Inc. dated March 1,  2019.

/s/ KPMG LLP

Austin, Texas
March 1, 2019